SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 6 July 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 26 June 2007
99.2	Transaction in Own Shares dated 27 June 2007
99.3	Transaction in Own Shares dated 28 June 2007
99.4	Total Voting Rights dated 29 June 2007

99.1

26 June 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares at a price of 1288.675p per share.

99.2

27 June 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares at a price of 1265.15183p per share.

99.3

28 June 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 60,351 of its ordinary shares at a price of 1261.71055p per share.

99.4

                       InterContinental Hotels Group PLC
                      Transparency Directive Announcement

Date of Notification
29 June 2007

InterContinental Hotels Group PLC - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental
Hotels Group PLC would like to notify the market of the following:

As at close of business on 28 June 2007, InterContinental Hotels Group PLC's
issued capital consists of 299,322,119 ordinary shares with voting rights.  The
Company does not hold any shares in Treasury.

The above figure, 299,322,119, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels
Group PLC under the FSA's Disclosure and Transparency Rules.

Footnote:

Under its current share buyback programme, InterContinental Hotels Group PLC has bought back 260,351 shares for cancellation (100,000 shares per day on 26 and 27
June 2007 and 60,351 on 28 June 2007).  Under the terms of settlement (3 working days) the company expects these shares to be cancelled on 29 June, 2 and 3 July
2007 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	6 July 2007